15025033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-15855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FBL Marketing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue

(No. and Street)

West Des Moines, Iowa 50266

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Aldridge (515) 225-5949

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/17

AB 3/18

Oath or Affirmation

I, Christopher T. Shryack, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FBL Marketing Services, LLC as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Christopher T. Shryack
President

Notary Public

Feb 24, 2015

JAMES E. McCARTHY
COMMISSION NO. 160808
MY COMMISSION EXPIRES
MAY 29, 2015

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Members' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report *(under separate cover)*
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

FBL Marketing Services, LLC

Financial Statement and Supplementary Information

Years Ended December 31, 2014 and 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Members
FBL Marketing Services, LLC

We have audited the accompanying statements of financial condition of FBL Marketing Services, LLC (the Company) as of December 31, 2014 and 2013, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBL Marketing Services, LLC at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules IIA has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2015

FBL Marketing Services, LLC

Statements of Financial Condition

	December 31	
	2014	**2013**
Assets		
Cash and cash equivalents, at fair value:		
Cash	**$ 174,293**	$ 211,689
Short-term investments	**2,178,269**	2,190,135
	2,352,562	2,401,824
Accounts receivable	**380,641**	362,572
Due from Farm Bureau Life Insurance Company	**12,639**	13,032
Due from EquiTrust Life Insurance Company	**19,354**	17,915
Prepaid expense	**232,939**	239,949
Prepaid pension cost	**449,399**	413,506
Total assets	**$3,447,534**	$3,448,798
Liabilities and members' equity		
Due to FBL Financial Group, Inc.	**$ 180,484**	$ 357,524
Accounts payable and accrued expenses	**651,236**	671,286
Total liabilities	**831,720**	1,028,810
Members' equity:		
Series A member's equity	**2,579,843**	2,399,042
Series C member's equity	**35,971**	20,946
Total members' equity	**2,615,814**	2,419,988
Total liabilities and members' equity	**$3,447,534**	$3,448,798

See accompanying notes.

FBL Marketing Services, LLC

Statements of Operations

	Year Ended December 31	
	2014	**2013**
Revenues:		
Administrative service fees	**$ 9,190,998**	$ 9,589,047
Registered representative fees	**139,948**	150,372
Other	**531**	275
Total revenues	**9,331,477**	9,739,694
Expenses:		
Regulatory fees and expenses	**313,518**	305,366
Salaries and related expenses	**1,895,193**	2,270,176
Commission and bonus expenses	**6,201,360**	6,348,398
Other operating expenses	**818,950**	1,304,016
Total expenses	**9,229,021**	10,227,956
Net income (loss)	**$ 102,456**	$ (488,262)

See accompanying notes.

FBL Marketing Services, LLC

Statements of Changes in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Total Members' Equity
Balance at January 1, 2013	$ 1,722,012	$ 27,446	$ 1,749,458
Capital contributions	1,000,000	158,792	1,158,792
Net loss for 2013	(322,970)	(165,292)	(488,262)
Balance at December 31, 2013	2,399,042	20,946	2,419,988
Capital contributions	–	**93,370**	**93,370**
Net income (loss) for 2014	**180,801**	**(78,345)**	**102,456**
Balance at December 31, 2014	**$ 2,579,843**	**$ 35,971**	**$ 2,615,814**

See accompanying notes.

FBL Marketing Services, LLC

Statements of Cash Flows

	Year Ended December 31	
	2014	**2013**
Operating activities		
Net income (loss)	**$ 102,456**	**$ (488,262)**
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	**(18,069)**	**(35,262)**
Due from Farm Bureau Life Insurance Company	**393**	**(1,201)**
Due from EquiTrust Life Insurance Company	**(1,439)**	**(4,155)**
Prepaid expense	**7,010**	**2,449**
Prepaid pension cost	**(35,893)**	**(64,649)**
Due to FBL Financial Group, Inc.	**(177,040)**	**86,799**
Accounts payable and accrued expenses	**(20,050)**	**115,896**
Net cash used in operating activities	**(142,632)**	**(388,385)**
Financing activities		
Capital contributions	**93,370**	**1,158,792**
Net cash provided by financing activities	**93,370**	**1,158,792**
Increase (decrease) in cash and cash equivalents	**(49,262)**	**770,407**
Cash and cash equivalents at beginning of year	**2,401,824**	**1,631,417**
Cash and cash equivalents at end of year	**$ 2,352,562**	**$ 2,401,824**

See accompanying notes.

FBL Marketing Services, LLC

Notes to Financial Statements

December 31, 2014

1. Significant Accounting Policies

Organization

FBL Marketing Services, LLC (the Company) engages in sales of retail mutual funds from a variety of mutual fund companies as well as variable life and annuity products of an unrelated insurance company. The Company also continues to receive renewal commissions from variable life and annuity products from Farm Bureau Life Insurance Company (Farm Bureau Life), which is an indirect wholly owned subsidiary of FBL Financial Group, Inc., and EquiTrust Life Insurance Company (EquiTrust Life), a non-affiliated company.

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc. and one Series C member, United Farm Family Life Insurance Company (collectively, the Members).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments in money market funds, where the majority of the underlying investments are of a short-term nature, to be cash equivalents.

Fair Value

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- **Level 1** – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.
- **Level 3** – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the statements of financial condition at December 31, 2014 are in money market funds and stated at fair value, which agrees with cost. These investments are based upon daily quoted prices, and therefore are considered Level 1. There were no transfers between Level 1 and Level 2 during 2014 or 2013.

Recognition of Income

Administrative service fees and commission and bonus expenses generally consist of commission revenue and expense related to the sale of mutual fund shares and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

2. Income Taxes

As a limited liability company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company participates with Farm Bureau Life in various defined benefit pension plans (the Plans), including a multiemployer plan. The multiemployer plan is considered qualified under Internal Revenue Service regulations, and covers substantially all employees and the employees of the other participating companies who have attained age 21 and one year of service. Beginning in 2013, the multiemployer plan no longer accepts new participants and those participants who had not reached age 40 and 10 years of service as of January 1, 2013 no longer accrue additional years of service. Benefits of these plans are based on years of service and the employee's compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Pension expense aggregated $170,428 and

$186,962 for the years ended December 31, 2014 and 2013. Pension expense, for the year ended December 31, 2014, included settlement charges totaling $74,529.

The Company participates with several affiliates in a 401(k) defined contribution plan which covers substantially all employees and includes company matching contributions. The Company and affiliates allocate these expenses in a manner consistent with pension expense discussed above. Expenses related to the plan aggregated $78,802 and $108,114 for the years ended December 31, 2014 and 2013.

The Company participates with affiliates in a plan that provides group term life insurance benefits to retired employees who have worked full-time for ten years and attained age 55 while in service. The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $3,819 and $3,308 for the years ended December 31, 2014 and 2013.

The Company also participates with affiliates in two share-based payment arrangements under the FBL Financial Group, Inc. Class A Common Stock Compensation Plan and a Cash-Based Restricted Stock Unit Plan. Beginning in 2012, stock options and awards were no longer being granted. Compensation expense is recognized for all share-based payments granted, modified, or settled. The impact of forfeitures is estimated and compensation expense is recognized only for those stock-based instruments expected to vest. Expenses related to these plans were $17,714 and $20,693 for the years ended December 31, 2014 and 2013.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had defined net capital of $1,477,277 which was $1,421,829 in excess of its required net capital of $55,448. The Company's aggregate indebtedness to net capital ratio was 0.56 to 1 at December 31, 2014. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the Principal Member, is the only Member with voting rights for the Company. All other members are Associate Members.

Associate Members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity, and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

The amount of minimum required capital for each associate Member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

Distributions may be made to the Principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an Associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any Associate Member if that Member's capital account is less than the minimum required capital and the Associate Member has failed to honor a capital call for the shortfall.

6. Related-Party Transactions

The Company has entered into agreements with Farm Bureau Life and EquiTrust Life to sell variable universal life and variable annuity products. EquiTrust Life currently cedes 100% of its variable product business to Farm Bureau Life. These agreements provide that Farm Bureau Life and EquiTrust Life compensate the Company for all commissions paid to its registered representatives. Although registered representatives of the Company are no longer selling new business under these agreements, the Company continues to collect renewal commissions on these policies. In addition, Farm Bureau Life agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. The Company receives a monthly overwrite commission from Farm Bureau Life equal to 5% of variable product commissions and service fees paid to registered representatives and overwrites paid to managers. During the year ended December 31, 2014, the Company received $3,167,450 (2013 – $3,391,278) under these agreements, of which $2,937,417 (2013 – $3,149,768) was distributed to the registered representatives serving as the writing agents.

The Company shares certain office facilities and services with FBL Financial Group, Inc., and its affiliated companies, at December 31, 2014. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were $2,834,634 for the year ended December 31, 2014 and $3,048,626 for the year ended December 31, 2013.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. The Company incurred expenses under this contract totaling $13,766 for the year ended December 31, 2014 and $19,683 for the year ended December 31, 2013.

Supplementary Information

FBL Marketing Services, LLC

Computation of Net Capital – Part IIA

December 31, 2014

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 2,615,814
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			2,615,814
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other deductions or allowable credits			–
5. Total capital and allowable subordinated liabilities			2,615,814
6. Deductions and/or charges:			
A. Total non allowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 380,641		
2. Due from Farm Bureau Life Insurance Company	12,639		
3. Due from EquiTrust Life Insurance Company	19,354		
4. Other assets	682,338	$ 1,094,972	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(1,094,972)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			1,520,842
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		–	
D. Undue concentration		–	
E. Other		43,565	(43,565)
10. Net Capital			$ 1,477,277

FBL Marketing Services, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 55,448
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		55,448
14. Excess net capital (line 10 less 13)		1,421,829
15. Net capital less greater of 10% of line 19 or 120% of line 12		1,394,105

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		831,720
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	
19. Total aggregate indebtedness		831,720
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		56.30%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities that were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

FBL Marketing Services, LLC

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2014

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm____________________.	
D. (k)(3) – Exempted by order of the Commission	

FBL Marketing Services, LLC

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2014

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2014.

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Members
FBL Marketing Services, LLC

We have reviewed management's statements, included in the accompanying FBL Marketing Services, LLC Exemption Report, in which (1) FBL Marketing Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 through December 31, 2014 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2015

FBL Marketing Services, LLC Exemption Report June 1, 2014 through December 31, 2014

FBL Marketing Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the period of June 1, 2014 through December 31, 2014 except as described in Exhibit A. Exhibit B includes all new mutual fund business transactions during the period. These transactions do not technically comply with transmittal requirements due to delays caused by other legal/regulatory requirements that apply to all new mutual fund business, such as required suitability review, anti-money laundering review, and customer identification process. Complying with the transmittal requirements would prevent suitability review, anti-money laundering review and customer identification process. Consequently we believe these transactions are intended to fall within the exemption provisions cited above.

I, Christopher T. Shryack, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

FBL Marketing Services, LLC

Christopher T. Shryack
President
2/24/2015

Exhibit A
FBL Marketing Services, LLC

There were 44 instances of late transmittal of funds during the period June 1, 2014 through December 31, 2014. These are instances in which the registered representative failed to promptly transmit funds.

Date	# of Instances	Date	# of Instances	Date	# of Instances
6/2/2014	2	7/14/2014	2	9/29/2014	1
6/3/2014	1	7/18/2014	1	10/8/2014	1
6/6/2014	1	8/1/2014	1	10/16/2014	2
6/9/2014	2	8/4/2014	1	10/17/2014	1
6/11/2014	1	8/6/2014	1	11/5/2014	1
6/12/2014	1	8/15/2014	1	11/18/2014	1
6/13/2014	1	8/27/2014	2	11/24/2014	1
6/17/2014	1	8/28/2014	2	12/1/2014	1
6/19/2014	2	8/29/2014	1	12/9/2014	1
6/23/2014	1	9/2/2014	1	12/22/2014	2
7/3/2014	1	9/4/2014	1	12/23/2014	2
7/8/2014	1	9/26/2014	1	**Total Instances**	**44**

Exhibit B
FBL Marketing Services, LLC

There were 627 instances related to new business processing during the period June 1, 2014 through December31, 2014. These are transactions that require home office compliance procedures including anti-money laundering review, customer identification procedures and the suitability review.

Date	# of Instances	Date	# of Instances	Date	# of Instances	Date	# of Instances
6/2/2014	11	7/30/2014	1	9/22/2014	5	11/12/14	1
6/5/2014	1	8/1/2014	12	9/26/2014	2	11/13/2014	3
6/6/2014	1	8/4/2014	3	9/29/2014	4	11/14/2014	2
6/9/2014	8	8/5/2014	2	10/1/2014	4	11/17/2014	13
6/11/2014	42	8/6/2014	4	10/2/2014	2	11/18/2014	1
6/12/2014	2	8/7/2014	1	10/3/2014	4	11/20/2014	4
6/13/2014	5	8/8/2014	3	10/6/2014	11	11/21/2014	6
6/16/2014	23	8/11/2014	11	10/7/2014	3	11/24/2014	11
6/19/2014	1	8/12/2014	5	10/8/2014	1	12/1/2014	5
6/20/2014	4	8/13/2014	3	10/9/2014	3	12/3/2014	2
6/23/2014	14	8/14/2014	1	10/10/2014	4	12/4/2014	1
6/24/2014	3	8/15/2014	5	10/13/2014	5	12/5/2014	2
6/26/2014	1	8/18/2014	9	10/14/2014	9	12/8/2014	7
6/27/2014	3	8/20/2014	1	10/16/2014	3	12/9/2014	1
6/30/2014	4	8/21/2014	1	10/17/2014	7	12/10/2014	5
7/2/2014	1	8/22/2014	7	10/20/2014	11	12/11/2014	7
7/7/2014	5	8/25/2014	2	10/22/2014	1	12/12/2014	3
7/8/2014	1	8/27/2014	1	10/23/2014	2	12/15/2014	12
7/9/2014	6	8/28/2014	3	10/24/2014	4	12/16/2014	1
7/10/2014	5	8/29/2014	5	10/27/2014	16	12/17/2014	2
7/11/2014	5	9/2/2014	9	10/28/2014	4	12/18/2014	1
7/14/2014	8	9/4/2014	4	10/29/2014	2	12/19/2014	2
7/16/2014	4	9/5/2014	9	10/30/2014	3	12/22/2014	19
7/17/2014	4	9/8/2014	11	10/31/2014	5	12/23/2014	4
7/21/2014	13	9/10/2014	4	11/3/2014	3	12/24/2014	5
7/23/2014	1	9/12/2014	1	11/5/2014	2	12/29/2014	31
7/24/2014	7	9/15/2014	3	11/6/2014	5	12/30/2014	1
7/25/2014	2	9/17/2014	2	11/7/2014	6	12/31/2014	9
7/28/2014	7	9/19/2014	2	11/10/2014	18	**Total Instances**	627